

Product Supplement No. COMM-ARN-2
(To Prospectus dated March 22, 2012
and Prospectus Supplement dated March 22, 2012)
March 27, 2012

HSBC

Accelerated Return Notes® "ARNs®" Linked to One or More Commodities or Related Futures Contracts

- ARNs are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC" or "Issuer"). ARNs do not guarantee return of principal, and you may lose some or all of your investment. Payment of the Redemption Amount (as defined below) at maturity is subject to our credit risk. We will not pay interest on ARNs.
- This product supplement describes the general terms of ARNs and the general manner in which they may be offered and sold. For each offering of ARNs, we will provide you with a pricing supplement (which we may refer to as a "term sheet") that will describe the specific terms of that offering. The term sheet will identify any additions or changes to the terms specified in this product supplement.
- The term sheet will also identify the underlying "Market Measure," which will be a commodity, a futures contract on a commodity, or a "Basket" of the forgoing.
- At maturity, you will receive a cash payment per unit (the "Redemption Amount") based upon the direction of and percentage change in the value of the applicable Market Measure from the Starting Value to the Ending Value (each as defined below), calculated as described in this product supplement. If specified in the applicable term sheet, your ARNs may be "Bear ARNs," which will pay a Redemption Amount in excess of their Original Offering Price (as defined below) if the value of the Market Measure decreases from the Starting Value to the Ending Value, and which will pay a Redemption Amount less than their Original Offering Price if the value of the Market Measure increases above the Threshold Value (as defined below). Except where otherwise specifically provided in this product supplement, all references in this product supplement to "ARNs" will be deemed to include a reference to Bear ARNs.
- In the case of ARNs, unless the applicable term sheet provides otherwise:
  - If the Ending Value is greater than the Starting Value, then you will receive at maturity a Redemption Amount per unit equal to the Original Offering Price plus the product of (i) the Original Offering Price, (ii) the Participation Rate (as defined below), and (iii) the percentage increase of the Market Measure from the Starting Value to the Ending Value. Although the Participation Rate will increase the Redemption Amount, as compared to a direct investment in the Market Measure, the Redemption Amount will not exceed a "Capped Value" described in the applicable term sheet. We will set the Capped Value on the pricing date of the ARNs, which will be the date the ARNs are priced for initial sale to the public.
  - If the Ending Value is less than or equal to the Starting Value, then you will receive at maturity a Redemption Amount per unit that is less than the Original Offering Price by a percentage that is equal to the percentage decrease (if any) of the Market Measure from the Starting Value to the Ending Value.
- In the case of Bear ARNs, unless the applicable term sheet provides otherwise:
  - If the Ending Value is less than the Starting Value, then you will receive at maturity a Redemption Amount per unit equal to the Original Offering Price plus the product of (i) the Original Offering Price, (ii) the Participation Rate, and (iii) the percentage decrease of the Market Measure from the Starting Value to the Ending Value. Although the Participation Rate will increase the Redemption Amount, as compared to a direct short position in the Market Measure, the Redemption Amount will not exceed the applicable Capped Value.
  - If the Ending Value is equal to or greater than the Starting Value but is equal to or less than the "Threshold Value" specified in the applicable term sheet, then you will receive at maturity a Redemption Amount per unit that is equal to the Original Offering Price per unit. We will set the Threshold Value on the pricing date of the Bear ARNs.
  - If the Ending Value is greater than the Threshold Value, then you will receive at maturity a Redemption Amount per unit that is less than the Original Offering Price per Bear ARN based upon the percentage increase of the Market Measure from the Starting Value to the Ending Value in excess of the Threshold Value.
- ARNs will be issued in denominations of whole units, as specified in the applicable term sheet. Each unit will have an "Original Offering Price" as set forth in the applicable term sheet. The term sheet may also set forth a minimum number of units that you must purchase.
- Unless provided for in the applicable term sheet, we do not intend to apply to have your ARNs listed on a securities exchange or quotation system. We make no representation that your ARNs will be listed or, if listed, will remain listed for the entire term of your ARNs.
- Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and one or more of its affiliates may act as our agents to offer ARNs.

ARNs offered hereunder are not deposit liabilities or other obligations of a bank, are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other governmental agency of the United States, or any other jurisdiction, and carry investment risks including possible loss of the amount invested due to the credit risk of HSBC. Potential purchasers of ARNs should consider the information in "Risk Factors" beginning on page S-9 and page S-3 of the accompanying prospectus supplement. ***You may lose some or all of your investment in ARNs.***

Neither the U.S. Securities and Exchange Commission (the "SEC"), nor any state securities commission has approved or disapproved of the ARNs or passed upon the accuracy or the adequacy of this document, the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

TABLE OF CONTENTS

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ARNs® and "Accelerated Return Notes®" are registered service marks of Bank of America Corporation, the parent corporation of MLPF&S.

SUMMARY

This product supplement relates only to ARNs and does not relate to a direct investment in the Market Measure or Basket Component (as defined below) described in any term sheet. This summary includes questions and answers that highlight selected information from the prospectus, prospectus supplement, and this product supplement to help you understand ARNs. You should read carefully the entire prospectus, prospectus supplement, and product supplement, together with the applicable term sheet, to understand fully the terms of your ARNs, as well as the tax and other considerations important to you in making a decision about whether to invest in any ARNs. In particular, you should review carefully the section in this product supplement and the accompanying prospectus supplement entitled "Risk Factors," which highlights a number of risks of an investment in ARNs, to determine whether an investment in ARNs is appropriate for you. If information in this product supplement is inconsistent with the prospectus or prospectus supplement, this product supplement will supersede those documents. However, if information in any term sheet is inconsistent with this product supplement, that term sheet will supersede this product supplement.

Certain capitalized terms used and not defined in this product supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

Investing in the ARNs is not equivalent to investing directly in any underlying Market Measure. You should understand the risks of investing in the ARNs and should reach an investment decision only after careful consideration, with your advisors, with respect to the ARNs in light of your particular financial and other circumstances and the information set forth in the relevant term sheet, this product supplement and the accompanying prospectus supplement and prospectus.

The information in this "Summary" section is qualified in its entirety by the more detailed explanation set forth elsewhere in this product supplement, the prospectus supplement, and prospectus, as well as the applicable term sheet. You should rely only on the information contained in those documents for information about this offering. We have not authorized any other person to provide you with different information about us or this offering. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the agents or our respective affiliates is making an offer to sell ARNs in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this product supplement, the prospectus supplement, and prospectus, together with the term sheet, is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this product supplement to "HSBC," "we," "us," "our," or similar references are to HSBC USA Inc.

What are ARNs?

ARNs are senior unsecured debt securities issued by HSBC, and are not guaranteed or insured by the FDIC or secured by collateral, and are not, either directly or indirectly, an obligation of any third party. **As further described in the accompanying prospectus supplement and prospectus, the ARNs will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC. Any payment to be made on the ARNs, including any return of principal at maturity depends on HSBC's credit risk and the ability of HSBC to satisfy its obligations as they come due**. Each series of ARNs will mature on the date set forth in the applicable term sheet. We cannot redeem ARNs at any earlier date. We will not make any payments on ARNs until maturity. ARNs do not guarantee return of principal at maturity and you may lose some or all of your investment depending on the performance the Market Measure.

ARNs are designed for investors who are seeking exposure to a specific Market Measure, and who anticipate that the value of the Market Measure will increase moderately (or, in the case of Bear ARNs, decrease moderately) from the Starting Value to the Ending Value. Investors in ARNs must be willing to forgo interest payments on their investment, such as fixed or floating interest rates paid on conventional non-callable debt securities, accept a return that will not exceed the return represented by the Capped Value, and bear the risk of loss of all or substantially all of their investment.

Are ARNs equity or debt securities?

ARNs are our senior debt securities and are not secured by collateral. However, ARNs will differ from traditional debt securities in that their return is linked to the performance of the underlying Market Measure, they do not guarantee return of principal at maturity, and you will not receive interest payments. At maturity, instead of receiving the Original Offering Price of your ARNs, you may receive an amount that is greater than or less than the Original Offering Price, depending upon the performance of the Market Measure over the term of the ARNs. We describe below how this amount at maturity is determined. Any payment to be made on the ARNs, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the ARNs and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ARNs.

Will you receive interest on ARNs?

No. ARNs do not pay interest.

Is it possible for you to lose some or all of your investment in ARNs?

Yes. You will receive at maturity a Redemption Amount that is less than the Original Offering Price of your ARNs if:

- the Ending Value is *less than* the Starting Value; or

- in the case of Bear ARNs, the Ending Value is *greater than* the Threshold Value.

In each case, the amount of your loss will be determined in proportion to the decrease in the value of the Market Measure from the Starting Value to the Ending Value (or, in the case of Bear ARNs, the increase in the value of the Market Measure from the Starting Value to the Ending Value, to the extent that the Ending Value is greater than the Threshold Value).

You may lose all or a substantial portion of the amount that you invested to purchase the ARNs. Further, if you sell your ARNs prior to maturity, the price you may receive per unit may be less than the Original Offering Price.

What is the Market Measure?

The Market Measure will consist of one or more commodities or futures contracts on a commodity. The Market Measure may consist of a group, or "Basket," of the foregoing. We refer to each component included in any Basket as a "Basket Component." If the Market Measure to which your ARNs are linked is a Basket, the Basket Components will be set forth in the applicable term sheet.

The applicable term sheet will set forth information as to the specific Market Measure, including information as to the historical values of the Market Measure. However, historical values of the Market Measure are not indicative of the future performance of the Market Measure or the performance of your ARNs.

How will the Redemption Amount be calculated?

At maturity, subject to our credit risk as Issuer of ARNs, and unless the applicable term sheet provides otherwise, you will receive the Redemption Amount per unit of ARNs that you hold, denominated in U.S. dollars. In no event will the Redemption Amount be less than zero. The Redemption Amount will be calculated as follows:

- If the Ending Value is greater than the Starting Value, then the Redemption Amount will equal:

$$\text{Original Offering Price} + \left\langle \text{Original Offering Price x Participation Rate x} \left(\frac{\text{Ending Value - Starting Value}}{\text{Starting Value}} \right) \right\rangle$$

The Redemption Amount will not exceed a "Capped Value" determined on the pricing date and set forth in the applicable term sheet.

- If the Ending Value is less than or equal to the Starting Value, then the Redemption Amount will equal:

$$\text{Original Offering Price x} \left(\frac{\text{Ending Value}}{\text{Starting Value}} \right)$$

In the case of Bear ARNs, the Redemption Amount will be calculated as follows:

- If the Ending Value is less than the Starting Value, then the Redemption Amount will equal:

$$\text{Original Offering Price} + \left\langle \text{Original Offering Price x Participation Rate x} \left(\frac{\text{Starting Value - Ending Value}}{\text{Starting Value}} \right) \right\rangle$$

The Redemption Amount will not exceed a "Capped Value" determined on the pricing date and set forth in the applicable term sheet.

- If the Ending Value is greater than or equal to the Starting Value, but less than or equal to the Threshold Value, then the Redemption Amount will equal the Original Offering Price.

- If the Ending Value is greater than the Threshold Value, then the Redemption Amount will equal:

$$\text{Original Offering Price} - \left\langle \text{Original Offering Price x} \left(\frac{\text{Ending Value - Threshold Value}}{\text{Starting Value}} \right) \right\rangle$$

However, the Redemption Amount will not be less than zero.

The Participation Rate will be 300% for ARNs and 500% for Bear ARNs (in each case unless otherwise set forth in the applicable term sheet). In either case, the Participation Rate will increase the Redemption Amount if the Ending Value is greater than the Starting Value (or, in the case of Bear ARNs, if the Ending Value is less than the Starting Value); however, in no event will the Redemption Amount for each unit exceed the "Capped Value" described in the applicable term sheet, and in no event will the Redemption Amount be less than zero. We will determine the applicable Capped Value on the pricing date of each series of ARNs.

The "Threshold Value" for Bear ARNs will be set forth in the applicable term sheet. If the Threshold Value is equal to 100% of the Starting Value, then the Redemption Amount for each Bear ARN will be less than the Original Offering Price if there is any increase in the value of the Market Measure from the Starting Value to the Ending Value. If the Threshold Value is greater than 100% of the Starting Value, then the Redemption Amount per unit of Bear ARNs will not be less than the Original Public Offering Price unless the Ending Value of the Market Measure is greater than the Threshold Value.

How will the Starting Value and the Ending Value be determined?

Unless otherwise specified in the applicable term sheet, the "Starting Value" will equal the closing value of the Market Measure on the pricing date, as determined by the calculation agent (as defined below). However, if a Market Disruption Event (as defined below) occurs on the pricing date, then the calculation agent will establish the Starting Value as set forth in the section "Description of ARNs— The Starting Value and Ending Value—Starting Value."

If the Market Measure consists of a Basket, the "Starting Value" will be equal to 100. We will assign each Basket Component a weighting (the "Initial Component Weight") so that each Basket Component represents a percentage of the Starting Value on the pricing date. We may assign the Basket Components equal Initial Component Weights, or we may assign the Basket Components unequal Initial Component Weights. The Initial Component Weight for each Basket Component will be set forth in the applicable term sheet. See "Description of ARNs—Basket Market Measures."

Unless otherwise specified in the applicable term sheet, the "Ending Value" will equal the closing value of the Market Measure on a specific "calculation day" that will be set forth in the applicable term sheet.

A "calculation day" means a Market Measure Business Day (as defined below) on which a Market Disruption Event has not occurred.

In the event that a Market Disruption Event occurs or is continuing on the calculation day, or if certain other events occur, the calculation agent will determine the Ending Value as set forth in the section "Description of ARNs—The Starting Value and Ending Value—Ending Value."

The definition of "Market Measure Business Day" as to certain Market Measures is set forth below in the section "Description of ARNs—Market Measure Business Day." The applicable term sheet will set forth the definition of Market Measure Business Day for any other Market Measures.

Is the return on ARNs limited in any way?

Yes, your investment return, if any, is limited to the return represented by the Capped Value that will be specified in the applicable term sheet. Unless the applicable term sheet provides otherwise, each unit of ARNs will pay an amount at maturity that represents the

Original Offering Price plus the product of (i) the Original Offering Price, (ii) the Participation Rate, and (iii) the percentage increase of the Market Measure from the Starting Value to the Ending Value, and each unit of Bear ARNs will pay an amount that represents the Original Offering Price plus the product of (i) the Original Offering Price, (ii) the Participation Rate, and (iii) the percentage decrease of the Market Measure from the Starting Value to the Ending Value, in each case, up to the Capped Value.

Assuming a Participation Rate of 300% for ARNs, and 500% for Bear ARNs and because your return, if any, will not exceed the return represented by the Capped Value, you will only receive the full benefit of three times the upside potential (or, in the case of Bear ARNs, five times the downside potential) of the underlying Market Measure if the value of the Market Measure increases, but does not increase by more than 33.33% (one-third) of the return represented by, the Capped Value or, in the case of Bear ARNs, the value of the Market Measure decreases, but does not decrease by more than 20% (one-fifth) of the return represented by, the Capped Value.

Your participation in any upside potential (or, in the case of Bear ARNs, downside potential) of the Market Measure underlying your ARNs will also be impacted by the Participation Rate. Unless otherwise set forth in the applicable term sheet, the Participation Rate will be 300%; however, for Bear ARNs, the Participation Rate will be 500%. Each term sheet will set forth examples of **hypothetical** Ending Values and Threshold Values, and the impact of the Participation Rate and the Capped Value.

Who will determine the Redemption Amount?

The calculation agent will make all determinations associated with the ARNs, including determinations regarding the Starting Value, the Threshold Value, the Ending Value the Redemption Amount, any Market Disruption Events, a successor underlying Market Measure, business days, calculation days, and calculations related to the discontinuance of the underlying Market Measure. Unless otherwise set forth in the applicable term sheet, we or one or more of our affiliates, acting independently or jointly with MLPF&S, will act as the calculation agent, or we may appoint MLPF&S or one of its affiliates to act as the calculation agent for the ARNs. When we refer to a "calculation agent" in this product supplement or in any term sheet, we are referring to the applicable calculation agent or joint calculation agents, as the case may be. See the section entitled "Description of ARNs—Role of the Calculation Agent."

Will you have an ownership interest in the commodities or futures contracts that are represented by or included in the Market Measure?

No. An investment in ARNs does not entitle you to any ownership interest in any commodity or any futures contract represented by or included in the Market Measure. ARNs will be payable only in U.S. dollars.

Who are the agents for ARNs?

MLPF&S and one or more of its affiliates will act as our agents in connection with each offering of ARNs and will receive an underwriting discount based on the number of units of ARNs sold. None of the agents is your fiduciary or advisor solely as a result of the making of any offering of ARNs, and you should not rely upon this product supplement or the applicable term sheet as investment advice or a recommendation to purchase ARNs. You should understand the risks of investing in the ARNs and should reach an investment decision only after careful consideration, with your advisors, with respect to the ARNs in light of your particular financial and other circumstances and the information set forth in the relevant term sheet, this product supplement and the accompanying prospectus supplement and prospectus.

How are ARNs being offered?

We have registered ARNs with the SEC in the United States. However, we will not register ARNs for public distribution in any jurisdiction other than the United States. The agents may solicit offers to purchase ARNs from non-U.S. investors only in reliance on available private placement exemptions. See the section entitled "Supplemental Plan of Distribution—Selling Restrictions" below.

Will ARNs be listed on an exchange?

Unless provided for in the applicable term sheet, we do not intend to apply to have your ARNs listed on a securities exchange or quotation system. We make no representation that your ARNs will be listed or, if listed, will remain listed for the entire term of your ARNs.

What are the tax consequences of investing in ARNs?

There are no Treasury regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as ARNs. Accordingly, the proper U.S. federal income tax treatment of ARNs is uncertain. Under the terms of ARNs, you will have agreed with us to treat ARNs as pre-paid forward contracts or executory contracts with respect to the Market Measure, as described under "U.S. Federal Income Tax Summary—General." You are urged to consult your tax advisors as to the tax consequences of investing in ARNs.

Can the maturity date be postponed if a Market Disruption Event occurs?

No. See the section entitled "Description of ARNs—The Starting Value and Ending Value—Ending Value."

Does ERISA impose any limitations on purchases of ARNs?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (commonly referred to as "ERISA"), or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or the "Code," including individual retirement accounts, individual retirement annuities, or Keogh plans, or any entity the assets of which are deemed to be "plan assets" under the ERISA regulations, should not purchase, hold, or dispose of ARNs unless that plan or entity has determined that its purchase, holding, or disposition of ARNs will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing ARNs will be deemed to be representing that it has made that determination, or that a prohibited transaction class exemption ("PTCE") or other statutory or administrative exemption exists and can be relied upon by that plan or entity. See the section entitled "ERISA Considerations."

Are there any risks associated with your investment?

Yes. An investment in ARNs is subject to risks. ARNs do not guarantee the return of principal, and you may lose some or all of your investment. Please refer to the section entitled "Risk Factors" beginning on the following page of this product supplement and page S-3 of the prospectus supplement. If the applicable term sheet sets forth any additional risk factors, you should read those carefully before purchasing any ARNs.

RISK FACTORS

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. You should understand the risks of investing in the ARNs and should reach an investment decision only after careful consideration with your advisors with respect to the ARNs in light of your particular financial and other circumstances and the information set forth in the relevant term sheet, this product supplement and the accompanying prospectus supplement and prospectus.

General Risks Relating to ARNs

Your investment may result in a loss; there is no guaranteed return of principal. ARNs do not guarantee return of principal at maturity and do not pay interest. There is no fixed repayment amount of principal on ARNs at maturity. If the Ending Value is less than the Starting Value (or, in the case of Bear ARNs, greater than the Threshold Value), then the Redemption Amount will be an amount in cash that reflects that decline (or, in the case of Bear ARNs, that increase in excess of the Threshold Value), and it will be less than the Original Offering Price of your ARNs. As a result, depending on the performance of the Market Measure, you may lose all or a substantial portion of your investment.

Your yield may be less than the yield on a conventional debt security of comparable maturity. There will be no periodic interest payments on ARNs as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any yield that you receive on ARNs, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in ARNs may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Payments on the ARNs are subject to the credit risk of HSBC USA Inc. The ARNs are senior unsecured debt obligations of the Issuer, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the ARNs will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC. Any payment to be made on the ARNs, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the ARNs and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ARNs. Because your return on the ARNs depends upon factors in addition to HSBC's ability to pay its obligations, such as the value of the applicable Market Measure, an improvement in HSBC's credit ratings will not reduce the other investment risks related to the ARNs.

Your return, if any, is limited to the return represented by the Capped Value. Although any positive return on ARNs is based on the increase (or, in the case of Bear ARNs, decrease) in the Market Measure, in no event will you receive a Redemption Amount greater than the applicable Capped Value. In other words, your opportunity to participate in possible increases (or, in the case of Bear ARNs, decreases) in the value of the Market Measure through an investment in the ARNs is limited to the return represented by the Capped Value set forth in the applicable term sheet.

Your investment return may be less than a comparable investment directly in the Market Measure or a Basket Component. The appreciation potential of ARNs is limited to the return represented by the applicable Capped Value. In contrast, a direct investment in the Market Measure would allow you to receive the full benefit of any appreciation in the value of the Market Measure. Similarly, in the case of Bear ARNs, a strategy such as a short sale could allow you to receive the full benefit of any depreciation in the applicable value of the Market Measure.

You must rely on your own evaluation of the merits of an investment linked to the applicable Market Measure or Basket Component. In the ordinary course of their businesses, we, the agents, and our respective affiliates may have expressed views on expected movements in a Market Measure, and may do so in the future. These views or reports may be communicated to our clients and clients of these entities. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to a Market Measure may at any time have significantly different views from our views and the views of these entities. For these reasons, you are encouraged to derive information concerning a Market Measure from multiple sources, and you should not rely on our views or the views expressed by these entities.

Commissions, fees and hedging costs may affect the price at which you will be able to sell the ARNs in secondary market transactions. The original issue price of the ARNs includes the underwriting commissions, certain fees and our cost of hedging our obligations under the ARNs. Such cost includes the expected cost of providing the hedge, as well as the profit expected to be realized in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you will be able to sell the ARNs in secondary market transactions, if at all, will likely be lower than the original issue price.

We cannot assure you that a trading market for your ARNs will ever develop or be maintained. Unless otherwise set forth in the applicable term sheet, we will not list ARNs on any securities exchange. Even if an application were made to list your ARNs, we cannot assure you that the application will be approved or that your ARNs will be listed and, if listed, that they will remain listed for the entire term of ARNs. We cannot predict how ARNs will trade in any secondary market, or whether that market will be liquid or illiquid. You should be aware that the listing of ARNs on any securities exchange will not necessarily ensure that a trading market will develop for ARNs, and if a trading market does develop, that there will be liquidity in the trading market.

The development of a trading market for ARNs will depend on our financial performance and other factors, including changes in the value of the Market Measure. The number of potential buyers of your ARNs in any secondary market may be limited. We anticipate that one or more of the agents will act as a market-maker for ARNs that it offers, but none of them is required to do so. Any such agent may discontinue its market-making activities as to any series of ARNs at any time. To the extent that an agent engages in any market-making activities, it may bid for or offer any series of ARNs. Any price at which an agent may bid for, offer, purchase, or sell any ARNs may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which those ARNs might otherwise trade in the market.

In addition, if at any time the applicable agent were to cease acting as a market-maker as to any series of ARNs, it is likely that there would be significantly less liquidity in any secondary market. In such a case, the price at which those ARNs could be sold likely would be lower than if an active market existed.

The Redemption Amount will not reflect changes in the value of the Market Measure prior to the calculation day. Changes in the value of the Market Measure during the term of ARNs before the applicable calculation day will not be reflected in the calculation of the Redemption Amount. The calculation agent will calculate the Redemption Amount by comparing only the Ending Value to the Starting Value, and, in the case of Bear ARNs, the

Ending Value to the Starting Value and the Threshold Value. No other values of the Market Measure will be taken into account. As a result, you may receive a Redemption Amount that is less than the Original Offering Price of your ARNs, even if the value of the Market Measure has increased (or, in the case of Bear ARNs, decreased) at certain times during their term before decreasing to a value below the Starting Value (or, in the case of Bear ARNs, increasing to a value that is greater than the Threshold Value) on the applicable calculation day.

If the Market Measure to which your ARNs are linked is a Basket, changes in the value of one or more of the Basket Components may be offset by changes in the value of one or more of the other Basket Components. The Market Measure of your ARNs may consist of a Basket. In such a case, a change in the values of one or more of the Basket Components may not correlate with changes in the values of one or more of the other Basket Components. The values of one or more Basket Components may increase, while the values of one or more of the other Basket Components may not increase as much, or may even decrease. The opposite changes may occur in the case of Bear ARNs. Therefore, in calculating the Market Measure as of any time, increases (or in the case of Bear ARNs, decreases) in the value of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases (or in the case of Bear ARNs, lesser decreases or increases) in the values of one or more of the other Basket Components. If the weightings of the applicable Basket Components are not equal, changes in the values of the Basket Components which are more heavily weighted could have a disproportionately adverse impact upon your ARNs.

If you attempt to sell ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price. Unlike savings accounts, certificates of deposit, and other similar financial products, you have no right to have your ARNs redeemed prior to maturity. If you wish to liquidate your investment in ARNs prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your ARNs or no market at all. Even if you were able to sell your ARNs, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of ARNs from a change in a specific factor, assuming all other conditions remain constant.

- **Value of the Market Measure.** Because the Redemption Amount is tied to the Ending Value, determined by reference to the value of the Market Measure on the applicable calculation day, we anticipate that the market value of ARNs at any time generally will depend to a significant extent on the value of the Market Measure. The value of the Market Measure will be influenced by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which the commodities or related futures contracts represented by or included in the Market Measure are traded, and the market segments of which these assets are a part. Even if the value of the Market Measure increases (or in the case of Bear ARNs, decreases) after the applicable pricing date, if you are able to sell your ARNs before their maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the value of the Market Measure will continue to fluctuate until the Ending Value is determined. If you sell your ARNs when the value of the Market Measure is less than, or not sufficiently above the applicable Starting Value (or in the case of Bear ARNs is more than, or not sufficiently less than the Starting Value), then you may receive less than the Original Offering Price of your ARNs. In general, the market value of ARNs will decrease as the value of the Market Measure decreases, and increase as the value of the Market Measure increases, and the reverse will be the case for Bear ARNs. However, as the value of the Market Measure increases or decreases, the market value of ARNs is not expected to increase or decrease at the same rate. In addition, because the Redemption Amount will not exceed the applicable Capped Value, we do not expect that the ARNs will trade in any secondary market above that Capped Value.

- **Volatility of the Market Measure.** Volatility is the term used to describe the size and frequency of market fluctuations. The volatility of the Market Measure during the term of your ARNs may vary. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of ARNs. Increases or decreases in the volatility of the Market Measure may have an adverse impact on the market value of ARNs.

- **Economic and Other Conditions Generally.** The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect commodity markets generally, may affect the value of the Market Measure and the value of ARNs.

- **Interest Rates.** We expect that changes in interest rates will affect the market value of ARNs. In general, if U.S. interest rates increase, we expect that the market value of ARNs will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of ARNs will increase. In general, we expect that the longer the amount of time that remains until maturity, the more significant the impact of these changes will be on the value of the ARNs. The level of prevailing interest rates also may affect the U.S. economy and any applicable markets outside of the United States, and, in turn, the value of the Market Measure.

- **Our Financial Condition and Creditworthiness.** Our actual and perceived creditworthiness may adversely affect the market value of ARNs. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the ARNs. Because your return on the ARNs depends upon factors in addition to HSBC's ability to pay its obligations, such as the value of the applicable Market Measure, an improvement in HSBC's credit ratings will not reduce the other investment risks related to the ARNs.

- **Time to Maturity.** There may be a disparity between the market value of the ARNs prior to maturity and their value at maturity. This disparity is often called a time "value," "premium," or "discount," and reflects expectations concerning the value of the Market Measure prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the ARNs will approach the expected Redemption Amount to be paid at maturity.

Our purchases and sales, and those of the agents, may affect your return. We, the agents, and our respective affiliates may from time to time buy or sell the Market Measures, or futures or options contracts on Market Measures for our own or their own accounts for business reasons. We also expect to enter into these transactions in connection with hedging our obligations under ARNs. These transactions could affect the value of a Market Measure in a manner that could be adverse to your investment in ARNs. Any purchases or sales by us, the agents, and our respective affiliates or others on our or their behalf on or before the applicable pricing date may temporarily increase or decrease the value of a Market Measure. Consequently, the values of that Market Measure may change subsequent to the pricing date of an issue of ARNs, affecting the value of the Market Measure and therefore the market value of ARNs.

Our trading and hedging activities, and those of the agents, may create conflicts of interest with you. We, the agents, and our respective affiliates may engage in trading activities related to the Market Measure and the commodities or related futures contracts represented by the Market Measure that are not for your account or on your behalf. We, the agents, and our respective affiliates from time to time may buy or sell the commodities or related futures contracts represented by the Market Measure for our own or their own accounts, for business reasons, or in connection with hedging our obligations under ARNs. We, the agents, and our respective affiliates also may issue or underwrite other financial instruments with returns based upon the applicable Market Measure. These trading and underwriting activities could affect the Market Measure in a manner that would be adverse to your investment in ARNs.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date. We may seek competitive terms in entering into the hedging arrangements for ARNs, but are not required to do so. We may enter into such hedging arrangements with one or more of our subsidiaries or affiliates, or with one or more of the agents or their affiliates. Such a party may enter into additional hedging transactions with other parties relating to the ARNs and the applicable Market Measure. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss.

We or our affiliates may enter into these transactions on or prior to each pricing date, in order to hedge some or all of our anticipated obligations under ARNs. These activities could increase (or in the case of Bear ARNs, decrease) the value of the Market Measure on the applicable pricing date.

In addition, from time to time during the term of each series of ARNs and in connection with the determination of the Ending Value, we, the agents, and our respective affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We, the agents, and our respective affiliates also may enter into hedging transactions relating to other ARNs or instruments that we or they issue, some of which may have returns calculated in a manner related to that of a particular series of ARNs. We, the agents, and our respective affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the value of ARNs increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading and hedging activities may present a conflict of interest between your interest in ARNs and the interests we, the agents, and our respective affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management. These trading activities, if they influence the Market Measure or secondary trading in your ARNs, could be adverse to your interests as a beneficial owner of ARNs.

Our hedging activities, and those of the agents, may affect your return on the ARNs and their market value. We, the agents, and our respective affiliates may engage in hedging activities that may affect the value of the Market Measure. Accordingly, these hedging activities may increase or decrease the market value of your ARNs prior to maturity, including on the applicable calculation day, and the applicable Redemption Amount. In addition, we, the agents, and our respective affiliates may purchase or otherwise acquire a long or short position in ARNs. We, the agents, and our respective affiliates may hold or resell ARNs. For example, the agents may enter into these transactions in connection with any market making activities in which they engage. Although we have no reason to believe that any of those activities will have a material impact on the value of the Market Measure, we cannot assure you that these activities will not affect the value of the Market Measure and the market value of your ARNs prior to maturity or the Redemption Amount.

There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent. We or one of our affiliates may be the calculation agent or act as joint calculation agent for the ARNs and, as such, will determine the Starting Value, the Threshold Value, the Ending Value the Redemption Amount, any Market Disruption Events, a successor underlying Market Measure, business days, calculation days, and calculations related to the discontinuance of the underlying Market Measure. Under some circumstances, these duties could result in a conflict of interest between our status as Issuer and our responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent's determination as to whether a "Market Disruption Event" has occurred. See the sections entitled "Description of ARNs—Market Disruption Events," "—Adjustments to a Market Measure," and "—Discontinuance of a Market Measure." The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we may serve as the calculation agent, potential conflicts of interest could arise.

In addition, we may appoint MLPF&S or one of its affiliates to act as the calculation agent or as joint calculation agent for the ARNs. As the calculation agent or joint calculation agent, MLPF&S or one of its affiliates will have discretion in making various determinations that affect your ARNs. The exercise of this discretion by the calculation agent could adversely affect the value of your ARNs and may present the calculation agent with a conflict of interest of the kind described under "—Our trading and hedging activities, and those of the agents, may create conflicts of interest with you" and "—Our hedging activities, and those of the agents, may affect your return on the ARNs and their market value" above.

The ARNs are not insured by any governmental agency of the United States or any other jurisdiction. The ARNs are not deposit liabilities or other obligations of a bank and are not insured by the FDIC or any other governmental agency or program of the United States or any other jurisdiction. An investment in the ARNs is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the ARNs.

The U.S. federal income tax consequences of ARNs are uncertain, and may be adverse to a holder of ARNs. There are no Treasury regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as ARNs. Accordingly, the proper U.S. federal income tax treatment of ARNs is uncertain. Under the terms of ARNs, you will have agreed with us to treat ARNs as pre-paid forward contracts or executory contracts with respect to the Market Measure, as described under "U.S. Federal Income Tax Summary—General." You are urged to consult your tax advisors as to the tax consequences of investing in ARNs.

Risks Relating to the Market Measure

Ownership of the ARNs will not entitle you to any rights with respect to any futures contracts or commodities represented by or included in the Market Measure. You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the commodities or futures contracts included in the Market Measure. We will not invest in any of the commodities or futures contracts included in such Market Measure on behalf or for the benefit of holders of ARNs.

The prices of commodities represented by or included in the Market Measure may change unpredictably, affecting the value of your ARNs in unforeseeable ways. Trading in commodities is speculative and can be extremely volatile. Market prices of the commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs;

domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the value of a Market Measure and the value of ARNs in varying ways, and different factors may cause the value of the commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. Additionally, certain Market Measures or Basket Components may relate to a single industry (*e.g.*, energy). These Market Measures and Basket Components are likely to be more volatile than other types of market measures, such as a broad-based commodities index.

Suspension or disruptions of market trading in the applicable commodities and related futures contracts may adversely affect the value of the ARNs. The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the value of or trading in the Market Measure, or the manner in which it is calculated, and therefore, the value of ARNs.

Changes in exchange methodology or changes in law or regulations may affect the value of the ARNs prior to maturity. The value of a Market Measure will be determined by reference to fixing prices, spot prices, or related futures contracts of the commodities represented by or included in a Market Measure, as determined by the applicable exchange or as otherwise set forth in the applicable term sheet. An exchange may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the prices of the applicable physical commodities or futures contracts represented by the fixing prices, spot prices, or related futures contracts in the applicable Market Measure or Basket Component. Any such change which causes a decrease in those prices could adversely affect the value of the Market Measure and the value of the ARNs.

Further, the value or level of those fixing prices, spot prices, or related futures contracts could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those related to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Although it is unclear what form any new legislation or regulation may take, it is possible that any new legislation or rules may affect ability of market participants to participate in the market as they have in the past and may reduce liquidity in the commodities markets, or affect the commodities market in other ways. Any such event could adversely affect the value of the Market Measure or Basket Component and could adversely affect the value of the ARNs.

In addition, the value of a Market Measure or Basket Component may be determined by reference to prices reported by the London Bullion Market Association (the "LBMA"). The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should stop operations, or if bullion trading by LBMA members should become subject to a value added tax, any other tax or any other form of regulation currently not in place, the role of

LBMA price fixings as a global benchmark for the value of the applicable commodity may be affected.

The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission (the "CFTC"). Unlike an investment in the ARNs, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a "commodity pool operator" (a "CPO"). Because ARNs will not be interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. ARNs will not constitute investments by you or by us on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). We are not registered with the CFTC as an FCM and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

A Market Measure may include futures contracts on foreign exchanges that are less regulated than U.S. markets. A Market Measure may include futures contracts on physical commodities on exchanges located outside the United States. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on U.S. exchanges. Certain foreign markets may be more susceptible to disruption than U.S. exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on U.S. exchanges. Those risks include: (a) exchange rate risk relative to the U.S. dollar; (b) exchange controls; (c) expropriation; (d) burdensome or confiscatory taxation; and (e) moratoriums, and political or diplomatic events. It will also likely be more costly and difficult for participants in those markets to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Market Measure.

We are not responsible for the actions or public disclosure of information of the LBMA or any exchange on which a Market Measure or Basket Component trades. None of us, the selling agents, or any of our respective affiliates assumes any responsibility for the adequacy or accuracy of the prices determined by these entities relating to the Market Measure. You, as an investor in the ARNs, should make your own investigation into the Market Measure and how it is traded. None of the LBMA or any exchange on which a Market Measure or Basket Component trades will be involved in the offering of the ARNs in any way and none of them has any obligation to consider your interests as an owner of the ARNs in taking any actions that might affect the value of the ARNs.

Other Risk Factors Relating to the Applicable Market Measure

The applicable term sheet may set forth additional risk factors as to the specific Market Measure that you should review prior to purchasing ARNs.

USE OF PROCEEDS

We will use the net proceeds we receive from each sale of ARNs for the purposes described in the prospectus supplement under "Use of Proceeds and Hedging." In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under ARNs.

DESCRIPTION OF ARNS

General

Each series of ARNs will be part of a series of notes entitled "Notes, Series 1" that will be issued under the senior indenture, as amended and supplemented from time to time. The following description of ARNs supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings "Description of Notes" in the prospectus supplement and "Description of Debt Securities" in the prospectus. These documents should be read in connection with the applicable term sheet.

The aggregate principal amount of each series of ARNs will be set forth in the applicable term sheet. The ARNs will mature on the date set forth in the applicable term sheet.

We will not pay interest on ARNs.

ARNs do not guarantee the return of principal at maturity.

Prior to the applicable maturity date, ARNs are not redeemable by us or repayable at the option of any holder. ARNs are not subject to any sinking fund.

We will issue ARNs in the denominations of whole units, each with a specified Original Offering Price. The CUSIP number for each series of ARNs will be set forth in the applicable term sheet. You may transfer ARNs only in whole units.

Payment at Maturity

At maturity, subject to our credit risk as Issuer of ARNs, and unless the applicable term sheet provides otherwise, you will receive a Redemption Amount per unit of ARNs that you hold, denominated in U.S. dollars. In no event will the Redemption Amount be less than zero. The Redemption Amount will be calculated as follows:

- If the Ending Value is greater than the Starting Value, then the Redemption Amount will equal:

$$\text{Original Offering Price} + \left\langle \text{Original Offering Price x Participation Rate x} \left(\frac{\text{Ending Value - Starting Value}}{\text{Starting Value}} \right) \right\rangle$$

The Redemption Amount will not exceed a "Capped Value" determined on the pricing date and set forth in the applicable term sheet.

- If the Ending Value is less than or equal to the Starting Value, then the Redemption Amount will equal:

$$\text{Original Offering Price} \times \left(\frac{\text{Ending Value}}{\text{Starting Value}} \right)$$

In the case of Bear ARNs, the Redemption Amount will be calculated as follows:

- If the Ending Value is less than the Starting Value, then the Redemption Amount will equal:

$$\text{Original Offering Price} + \left\langle \text{Original Offering Price x Participation Rate x} \left(\frac{\text{Starting Value - Ending Value}}{\text{Starting Value}} \right) \right\rangle$$

The Redemption Amount will not exceed a "Capped Value" determined on the pricing date and set forth in the applicable term sheet.

- If the Ending Value is greater than or equal to the Starting Value, but less than or equal to the Threshold Value, then the Redemption Amount will equal the Original Offering Price.

- If the Ending Value is greater than the Threshold Value, then the Redemption Amount will equal:

$$\text{Original Offering Price} - \left\langle \text{Original Offering Price x} \left(\frac{\text{Ending Value - Threshold Value}}{\text{Starting Value}} \right) \right\rangle$$

However, the Redemption Amount will not be less than zero.

The Participation Rate will be 300% for ARNs and 500% for Bear ARNs (in each case unless otherwise set forth in the applicable term sheet). In either case, in no event will the Redemption Amount for each unit exceed the "Capped Value" described in the applicable term sheet, and in no event will the Redemption Amount be less than zero. We will determine the applicable Capped Value on the pricing date of each series of ARNs.

The Starting Value and the Ending Value

Starting Value

Unless otherwise specified in the applicable term sheet, the "Starting Value" will equal the closing value of the Market Measure on the pricing date, as determined by the calculation agent, provided that if a Market Disruption Event occurs on that date, the Starting Value will be determined according to the Starting Value Market Measure Disruption Calculation (as described below).

If the Market Measure consists of a Basket, the "Starting Value" will be equal to 100. See "—Basket Market Measures."

In the event a Market Disruption Event occurs on the pricing date, the calculation agent will establish an initial value for the Market Measure (the "Initial Market Measure Value") and the Starting Value using the following "Starting Value Market Measure Disruption Calculation":

(1) With respect to each commodity or futures contract, the value of which is represented by the Market Measure, which is *not* affected by the Market Disruption Event, both the Initial Market Measure Value and the Starting Value will be based on the exchange

published settlement price or other applicable price of such commodity or futures contract on the pricing date.

(2) With respect to each commodity or futures contract, the value of which is represented by the Market Measure, which *is* affected by a Market Disruption Event:

a. The calculation agent will establish the Initial Market Measure Value on the pricing date based on (i) the above-referenced settlement or other price of each unaffected commodity or futures contract and (ii) the last exchange published settlement price or other applicable price for each affected commodity or futures contract on the pricing date.

b. The calculation agent will adjust the Initial Market Measure Value for purposes of determining the Starting Value based on the exchange published settlement price or other applicable price of each affected commodity or futures contract on the first Market Measure Business Day following the pricing date on which no Market Disruption Event occurs with respect to such affected commodity or futures contract. In the event that a Market Disruption Event occurs with respect to any affected commodity or futures contract on the first and second scheduled Market Measure Business Day following the pricing date, the calculation agent (not later than the close of business in New York, New York on the second scheduled Market Measure Business Day following the pricing date) will estimate the price of such affected commodity or futures contract used to determine the Starting Value in a manner that the calculation agent considers commercially reasonable under the circumstances.

c. The final term sheet will set forth the Initial Market Measure Value, a brief statement of the facts relating to the establishment of the Initial Market Measure Value (including a description of the relevant Market Disruption Event(s)), and the Starting Value.

(3) The calculation agent will determine the Initial Market Measure Value by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2) above using the then current method for calculating the Market Measure. The exchange or other price source on which a commodity or futures contract, the value of which is represented by the Market Measure, is traded or valued for purposes of the above definition means the exchange or other price source used to value such commodity or futures contract for the calculation of the Market Measure.

Ending Value

Unless otherwise specified in the applicable term sheet, the "Ending Value" will equal the closing value of the Market Measure on a specified calculation day, provided that if a Market Disruption Event occurs on that date the Ending Value will be determined according to the Ending Value Market Measure Disruption Calculation (as described below).

If the calculation agent determines that the specified calculation day is not a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise, the Ending Value will equal the closing value of the Market Measure on the next Market Measure Business Day.

In the event a Market Disruption Event occurs on the calculation day, the Ending Value will be determined by the calculation agent using the following "Ending Value Market Measure Disruption Calculation":

(1)   With respect to each commodity or futures contract, the value of which is represented by the Market Measure and which *is not* affected by the Market Disruption Event, the closing value will be based on the applicable spot, settlement or other price of each such commodity or futures contract on the calculation day.

(2)   With respect to each commodity or futures contract, the value of which is represented by the Market Measure and which *is* affected by the Market Disruption Event, the closing value will be based on the applicable spot, settlement or other price of each such contract on the first Market Measure Business Day following the calculation day on which no Market Disruption Event occurs with respect to that commodity or futures contract. In the event that a Market Disruption Event occurs with respect to any commodity or futures contract, the value of which is tracked by the Market Measure, on the calculation day and on each day to and including the second scheduled Market Measure Business Day prior to maturity, the price of such contract or futures contract used to determine the closing value will be estimated by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances.

(3)   The calculation agent will determine the spot, settlement or other price by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2) above using the then current method for calculating the Market Measure. The exchange or other price source on which a commodity or futures contract, the value of which is represented by the Market Measure, is traded or valued for purposes of the foregoing definition means the exchange or other price source used to value such commodity or futures contract for the calculation of the Market Measure.

Market Measure Business Day

The definition of "Market Measure Business Day" as to certain Market Measures is set forth below. The applicable term sheet will set forth the definition of Market Measure Business Day for any other Market Measures.

A "Market Measure Business Day" with respect to the Gold Spot Price (as defined in the applicable term sheet) means a day on which the Gold Spot Price or any successor thereto is determined and published by LBMA or any successor thereto.

A "Market Measure Business Day" with respect to the Silver Futures Contract (as defined in the applicable term sheet) means a day on which the official settlement price of the Silver Futures Contract or any successor thereto is determined and published on the Commodity Exchange, Inc. ("COMEX") or any successor exchange or market.

A "Market Measure Business Day" with respect to the Platinum Front Month Futures Contract or the Palladium Front Month Futures Contract (each, as defined in the applicable term sheet) means a day on which the official settlement price of the Platinum Front Month Futures Contract or the Palladium Front Month Futures Contract, as applicable, is determined and published on the New York Mercantile Exchange ("NYMEX") or any successor exchange or market.

Market Disruption Events

General. "Market Disruption Event" means, unless otherwise set forth in the applicable term sheet or defined specifically for a Market Measure or a Basket Component, any of the following events, as determined by the calculation agent:

(1) a material limitation, suspension, or disruption of trading in a Market Measure or a Basket Component which results in a failure by the exchange on which the Market Measure or Basket Component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues;

(2) the exchange published settlement price for the Market Measure or Basket Component is a "limit price," which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day's exchange published settlement price by the maximum amount permitted under applicable exchange rules;

(3) failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for the Market Measure or Basket Component;

(4) a suspension of trading in the Market Measure or Basket Component, for which the trading does not resume at least 10 minutes prior to the scheduled or rescheduled closing time; or

(5) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the applicable ARNs.

Gold Spot Price. A "Market Disruption Event" with respect to the Gold Spot Price means any of the following events, as determined in good faith by the calculation agent:

(A) the suspension of or material limitation on trading in gold, or futures contracts or options related to gold, on the Relevant Market;

(B) the failure of trading to commence, or permanent discontinuance of trading, in gold, or futures contracts or options related to gold, on the Relevant Market;

(C) the failure of the Relevant Market to calculate or publish the official fixing price of gold for that day (or the information necessary for determining the official fixing prices); or

(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the ARNs.

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

The "Relevant Market" with respect to the Gold Spot Price means the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of gold, or if such market is no longer the principal trading market for gold or options or futures contracts for gold, such other exchange or principal trading market for gold as determined in good faith by the calculation agent which serves as the source of prices for gold, and any principal exchanges where options or futures contracts on gold are traded.

Silver Front Month Futures Contract

A "Market Disruption Event" with respect to the Silver Front Month Futures Contract means any of the following events, as determined in good faith by the calculation agent:

(A) the suspension of or material limitation on trading in silver, or futures contracts or options related to silver, on the Relevant Market;

(B) the failure of trading to commence, or permanent discontinuance of trading, in silver, or futures contracts or options related to silver, on the Relevant Market;

(C) the failure of the COMEX to calculate or publish the official settlement price of silver for that day (or the information necessary for determining the official settlement prices); or

(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the ARNs.

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the COMEX in the Relevant Market under ordinary circumstances.

The "Relevant Market" with respect to the Silver Front Month Futures Contract means the market on which members of the COMEX, or any successor thereto, quote prices for the buying and selling of silver, or if such market is no longer the principal trading market for silver or options or futures contracts for silver, such other exchange or principal trading market for silver as determined in good faith by the calculation agent which serves as the source of prices for silver, and any principal exchanges where options or futures contracts on silver are traded.

Platinum Front Month Futures Contract or Palladium Front Month Futures Contract

A "Market Disruption Event" with respect to the Platinum Front Month Futures Contract or the Palladium Front Month Futures Contract means any of the following events, as determined in good faith by the calculation agent:

(A) the suspension of or material limitation on trading in platinum or palladium, or futures contracts or options related to platinum or palladium, on the Relevant Market;

(B) the failure of trading to commence, or permanent discontinuance of trading, in platinum or palladium, or futures contracts or options related to platinum or palladium, on the Relevant Market;

(C) the failure of the NYMEX to calculate or publish the official settlement price of platinum or palladium for that day (or the information necessary for determining the official settlement prices); or

(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or one of our affiliates have effected or may effect as to the ARNs.

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the NYMEX in the Relevant Market under ordinary circumstances.

The "Relevant Market" with respect to the Platinum Front Month Futures Contract or the Palladium Front Month Futures Contract means the market on which members of the NYMEX, or any successor thereto, quote prices for the buying and selling of platinum or palladium, or if such market is no longer the principal trading market for platinum or palladium or options or futures contracts for platinum or palladium, such other exchange or principal trading market for platinum or palladium as determined in good faith by the calculation agent which serves as the source of prices for platinum or palladium, and any principal exchanges where options or futures contracts on platinum or palladium are traded.

Adjustments to a Market Measure

If at any time after the applicable pricing date, the relevant exchange or other price source for a Market Measure or Basket Component (a "Market Measure Publisher") makes a material change in the determination of the price or value of a Market Measure or Basket Component, or in any other way materially modifies that Market Measure or Basket Component so that the Market Measure or Basket Component does not, in the opinion of the calculation agent, fairly represent the value of the Market Measure or Basket Component had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing value of the Market Measure or Basket Component is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of the applicable Market Measure or Basket Component as if those changes or modifications had not been made, and calculate the closing value with reference to the Market Measure or Basket Component, as so adjusted. Accordingly, if the method of determining the price or value of a Market Measure or Basket Component is modified so that the value of the Market Measure or Basket Component is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Market Measure or Basket Component in order to arrive at a value of the Market Measure or Basket Component as if it had not been modified.

Discontinuance of a Market Measure

If after the applicable pricing date, a Market Measure Publisher discontinues publication of a Market Measure (or otherwise fails to publish or determine the price or value of a Market Measure) to which an issue of ARNs is linked, or one or more Basket Components, and that Market Measure Publisher or another entity publishes or calculates a successor or substitute market measure that the calculation agent determines, in its sole discretion, to be comparable to that Market Measure or Basket Component (a "successor market measure"), then, upon the calculation agent's notification of that determination to the trustee and to us, the calculation agent will substitute the successor market measure as calculated by the relevant Market Measure Publisher or any other entity and calculate the Ending Value as described above under "—Payment at Maturity." Upon any selection by the calculation agent of a successor market measure, the calculation agent will cause written notice of the selection to be promptly furnished to the trustee, to us, and to the holders of the ARNs.

In the event that a Market Measure Publisher discontinues publication or determination of a Market Measure or Basket Component and:

- the calculation agent does not select a successor market measure; or

- the successor market measure is not published or determined on the calculation day,

the calculation agent will compute a substitute value for the Market Measure in accordance with the procedures last used to determine the price or value of the Market Measure before any discontinuance. If a successor market measure is selected or the calculation agent calculates a value as a substitute for a Market Measure as described below, the successor market measure or value will be used as a substitute for that Market Measure for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

If a Market Measure Publisher (i) discontinues publication or determination of the Market Measure before the specified calculation day, as applicable or (ii) otherwise fails to publish or determine the price or value of the Market Measure on the specified calculation day, and the calculation agent determines that no successor market measure is available at that time, then on each day that would have been a Market Measure Business Day, until the earlier to occur of:

- the determination of the Ending Value; and

- a determination by the calculation agent that a successor market measure is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a calculation day. The calculation agent will make available to holders of the ARNs information as to each such value; such information may be disseminated by means of Bloomberg, Reuters, a website, or any other means selected by the calculation agent in its reasonable discretion.

Notwithstanding these alternative arrangements, any modification or discontinuance of the publication of the specific Market Measure or Basket Component to which your ARNs are linked may adversely affect trading in the ARNs.

Basket Market Measures

If the Market Measure to which your ARNs are linked is a Basket, the Basket Components will be set forth in the applicable term sheet. We will assign each Basket Component an Initial Component Weight so that each Basket Component represents a percentage of the Starting Value of the Basket on the applicable pricing date. We may assign the Basket Components equal Initial Component Weights, or we may assign the Basket Components unequal Initial Component Weights. The Initial Component Weight for each Basket Component will be set forth in the applicable term sheet.

Determination of the Component Ratio for Each Basket Component

We will set a fixed factor (the "Component Ratio") for each Basket Component, based upon the weighting of that Basket Component. The Component Ratio for each Basket Component will be calculated on the pricing date and will equal:

- the Initial Component Weight (expressed as a percentage) for that Basket Component, multiplied by 100; *divided by*

- the closing value of that Basket Component on the pricing date.

Unless otherwise set forth in the applicable term sheet, if a Market Disruption Event occurs on the pricing date as to any Basket Component, the calculation agent will establish an initial value for that Basket Component (the "Initial Basket Component Level"), and thus its Component Ratio, in accordance with the Starting Value Market Measure Disruption Calculation described above, provided that references to "Market Measure" will be deemed to be references to "Basket Component."

For purposes of determining whether a Market Disruption Event has occurred as to any Basket Component, "Market Disruption Event" will have the meaning set forth above in "— Market Disruption Events."

Each Component Ratio will be rounded to eight decimal places.

The Component Ratios will be calculated in this way so that the Starting Value of the Basket will equal 100 on the pricing date. The Component Ratios will not be revised subsequent to their determination on the pricing date, except that the calculation agent may in its good faith judgment adjust the Component Ratio of any Basket Component in the event that Basket Component is materially changed or modified in a manner that does not, in the opinion of the calculation agent, fairly represent the value of that Basket Component had those material changes or modifications not been made.

Computation of the Basket

The calculation agent will calculate the value of the Basket by summing the products of the closing value for each Basket Component on the applicable calculation day and the Component Ratio applicable to each Basket Component. The value of the Basket will vary based on the increase or decrease in the value of each Basket Component. Any increase in the value of a Basket Component (assuming no change in the value of the other Basket Component or Basket Components) will result in an increase in the value of the Basket. Conversely, any decrease in the value of a Basket Component (assuming no change in the value of the other Basket Component or Basket Components) will result in a decrease in the value of the Basket.

The following tables are for illustration purposes only, and do not reflect the actual composition, Initial Component Weights, or Component Ratios, which will be set forth in the applicable term sheet.

Example 1: The **hypothetical** Basket Components are Commodity ABC and Commodity XYZ, each weighted equally on a **hypothetical** pricing date:

Basket Component	Initial Component Weighting	Hypothetical Closing Value[1]	Hypothetical Component Ratio[2]	Initial Basket Value Contribution
Commodity ABC..	50.00%	500.00	0.10000000	50.00
Commodity XYZ.......................................	50.00%	3,500.00	0.01428571	50.00
Starting Value				100.00

Example 2: The **hypothetical** Basket Components are Commodity ABC, Commodity XYZ, and Commodity RST, with their initial weightings being 50.00%, 25.00% and 25.00%, respectively, on a **hypothetical** pricing date:

Basket Component	Initial Component Weighting	Hypothetical Closing Value[1]	Hypothetical Component Ratio[2]	Initial Basket Value Contribution
Commodity ABC	50.00%	500.00	0.10000000	50.00
Commodity XYZ	25.00%	2,420.00	0.01033058	25.00
Commodity RST	25.00%	1,014.00	0.02465483	25.00
Starting Value				100.00

---

(1) This column sets forth the **hypothetical** closing value of each Basket Component on the **hypothetical** pricing date.

(2) The **hypothetical** Component Ratio equals the Initial Component Weight (expressed as a percentage) of the Basket Component multiplied by 100, and then divided by the closing value of that Basket Component on the **hypothetical** pricing date, with the result rounded to eight decimal places.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding ARNs as described in this product supplement, including determinations regarding the Starting Value, the Ending Value (and in the case of Bear ARNs, the Threshold Value), the Market Measure, the Redemption Amount, any Market Disruption Events, a successor Market Measure, Market Measure Business Days, business days, calculation days, and calculations related to the discontinuance of any Market Measure. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We or one of our affiliates may act as the calculation agent, or we may appoint MLPF&S or one of its affiliates to act as the calculation agent for ARNs. Alternatively, we and MLPF&S or one of its affiliates may act as joint calculation agents for ARNs. When we refer to a "calculation agent" in this product supplement or in any term sheet, we are referring to the applicable calculation agent or joint calculation agents, as the case may be. We may change the calculation agent at any time without notifying you. The identity of the calculation agent will be set forth in the applicable term sheet.

Same-Day Settlement and Payment

ARNs will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of ARNs in immediately available funds. We will pay the Redemption Amount in immediately available funds so long as the ARNs are maintained in book-entry form.

Events of Default and Acceleration

If the ARNs have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to any series of ARNs occurs and is continuing, the amount payable to a holder of the ARNs upon any acceleration permitted under the indenture will be equal to the Redemption Amount described under the caption "—Payment at Maturity," determined as if the ARNs matured on the date of acceleration.

If the ARNs have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the ARNs. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Listing

Unless provided for in the applicable term sheet, we do not intend to apply to have your ARNs listed on a securities exchange or quotation system. We make no representation that your ARNs will be listed or, if listed, will remain listed for the entire term of your ARNs.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S and one or more of its affiliates may act as our agents for any offering of the ARNs. The agents may act on either a principal basis or an agency basis, as set forth in the applicable term sheet. Each agent will be a party to a distribution agreement with us.

Each agent will receive an underwriting discount or commission that is a percentage of the aggregate Original Offering Price of ARNs sold through its efforts, which will be set forth in the applicable term sheet. You must have an account with the applicable agent in order to purchase ARNs.

No agent is acting as your fiduciary or advisor solely as a result of the making of any offering of ARNs, and you should not rely upon this product supplement or the applicable term sheet as investment advice or a recommendation to purchase any ARNs. You should make your own investment decision regarding ARNs after consulting with your legal, tax, and other advisors.

We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the agents for specified expenses.

MLPF&S and its affiliates may use this product supplement, the prospectus supplement, and the prospectus, together with the applicable term sheet, in market-making transactions for any ARNs after their initial sale solely for the purpose of providing investors with the description of the terms of ARNs that were made available to investors in connection with the initial distribution of ARNs. Secondary market investors should not, and will not be authorized to rely on these documents for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Selling Restrictions

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), MLPF&S has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of the ARNs to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such ARNs to the public in that Relevant Member State:

(a) if an offer of those ARNs may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), following the date of publication of a prospectus in relation to such ARNs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final offering document contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or final offering document, as applicable, and the issuer has consented in writing to its use for the purpose of that Non-exempt Offer;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

(i) provided that no such offer of the ARNs referred to in (b) to (d) above shall require the issuer or any dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the ARNs to the public", in relation to any ARNs in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the ARNs to be offered so as to enable an investor to decide to purchase or subscribe for the ARNs , as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

UNITED KINGDOM

MLPF&S has represented and agreed that:

(a) in relation to any ARNs which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any ARNs other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage, or dispose of investments (as principal or as agent) for the purposes of their businesses where the issue of the ARNs would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ARNs in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ARNs in, from or otherwise involving the United Kingdom.

Argentina

The ARNs are not and will not be marketed in Argentina by means of a public offer of securities, as such term is defined under Section 16 of Argentine Law No. 17, 811, as amended, as securities. No application has been or will be made with the Argentine Comision Nacional de Valores, the Argentine securities governmental authority, to offer the ARNs in Argentina.

Brazil

The information contained in this product supplement and in the accompanying prospectus supplement and prospectus does not constitute a public offering or distribution of securities in Brazil and no registration or filing with respect to any securities or financial products described in these documents has been made with the Comissão de Valores Mobiliários (the "CVM"). No public offer of securities or financial products described in this product supplement or in the accompanying prospectus supplement and prospectus should be made in Brazil without the applicable registration at the CVM.

The People's Republic of China

These offering documents have not been filed with or approved by the People's Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People's Republic of China. These offering documents shall not be offered to the general public if used within the People's Republic of China, and the ARNs so offered cannot be sold to anyone that is not a qualified purchaser of the People's Republic of China. MLPF&S has represented, warranted and agreed that the ARNs are not being offered or sold and may not be offered or sold, directly or indirectly, in the People's Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

France

The offering documents have not been approved by the Autorité des marchés financiers ("AMF").

Offers of the ARNs (a) have only been made and will only be made to the public (offre au public) in France or an admission of the ARNs to trading on a regulated market in France in the period beginning (i) when a prospectus in relation to those ARNs has been approved by the AMF, on the date of such publication or, (ii) when a prospectus in relation to those ARNs has been approved by the competent authority of another Member State of the European Economic Area which has implemented the EU Prospectus Directive 2003/71/EC, on the date of notification of such approval to the AMF and, in either case, when the formalities required by French laws and regulations have been carried out, and ending at the latest on the date which is 12 months after the date of the approval of the prospectus, all in accordance with articles L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier and the Règlement général of the AMF, or (b) have only been made and will only be made to the public in France or an admission of the ARNs to trading on a regulated market in France in circumstances which do not require the publication by the offeror of a prospectus pursuant to the French Code monétaire et financier and the Règlement général of the Autorité des marchés financiers.

The ARNs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and have not been distributed or caused to be distributed and the offering documents, or any other offering material relating to the ARNs, will not be distributed or caused to be distributed to the public in France, and such offers, sales and distributions have been and will be made in France only to (i) providers of the investment service of portfolio management for the account of third parties, and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, acting for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier. The direct or indirect resale of the ARNs to the public in France may be made only as provided by, and in accordance with, articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier.

In addition, the ARNs, the offering documents and any other offering material relating to the ARNs, have not been and will not be distributed or caused to be distributed in the Republic of France, other than to investors to whom offers and sales of ARNs in the Republic of France may be made as described above.

Mexico

The ARNs have not been and will not be registered in the National Securities Registry (Registro Nacional de Valores). Therefore, the ARNs may not be offered or sold in the United Mexican States ("Mexico") by any means except in circumstances which do not constitute a public offering (oferta pública) within the meaning of the Securities Market Law (Ley del Mercado de Valores) and its regulations. All applicable provisions of the Securities Market Law must be complied with in respect to anything done in relation to the ARNs in, from or otherwise involving Mexico.

Netherlands

Each selling agent has represented and agreed that it has not made and will not make an offer of the ARNs to the public in the Netherlands other than to qualified investors (gekwalificeerde beleggers), provided that no such offer of the ARNs will require us or any selling agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

New Zealand

No offeree of the ARNs shall directly or indirectly offer, sell or deliver any ARNs, or distribute the offering documents or any advertisement in relation to any offer of the ARNs, in New Zealand other than to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, or who are each required to pay a minimum subscription price of at least NZ$500,000 for the ARNs (excluding any amounts lent by the issuer or any of its affiliates) before the allotment of those ARNs, or who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public, or in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Panama

These ARNs have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law N°1 of July 8, 1999 (the "Panamanian Securities Act") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Act. These ARNs do not benefit from the tax incentives provided by the Panamanian Securities Act and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Philippines

THE SECURITIES BEING OFFERED OR SOLD HAVE NOT BEEN REGISTERED WITH THE PHILLIPINES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.

Switzerland

The ARNs may not be offered or sold, directly or indirectly, in Switzerland except in circumstances that will not result in the offer of the ARNs being a public offering in Switzerland within the meaning of the Swiss Federal Code of Obligations ("CO"). None of these offering documents constitutes a prospectus as that term is understood pursuant to Article 652a or 1156 CO, and none of these documents may be publicly distributed or otherwise made publicly available in Switzerland. The ARNs are not authorized by or registered with the Swiss Financial Market Supervisory Authority as a foreign collective investment scheme. Therefore, investors do not benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Financial Market Supervisory Authority.

Taiwan

The ARNs may not be issued, sold, or offered in Taiwan. No subscription or other offer to purchase the ARNs shall be binding on us until received and accepted by us or MLPF&S outside of Taiwan (the "Place of Acceptance"), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.

Uruguay

The ARNs have not been registered under the Uruguayan Securities Market Law or recorded in the Uruguayan Central Bank. The ARNs are not available publicly in Uruguay and are offered only on a private basis. No action may be taken in Uruguay that would render any offering of the ARNs a public offering in Uruguay. No Uruguayan regulatory authority has approved the ARNs or passed on our solvency. In addition, any resale of the ARNs must be made in a manner that will not constitute a public offering in Uruguay.

Los valores no han sido registrados bajo la Ley de Mercado de Valores de la República Oriental del Uruguay o registrados ante el Banco Central del Uruguay. Los valores no son ofrecidos en forma pública en Uruguay y lo son únicamente en forma privada. Ninguna acción puede ser adoptada en Uruguay en relación a estos valores que resulte en que esta oferta de valores sea una oferta pública de valores en Uruguay. Ninguna autoridad regulatoria del Uruguay ha aprobado estos valores o se ha manifestado sobre nuestra solvencia. Adicionalmente, cualquier reventa de estos valores debe ser realizada en forma tal que no constituya oferta pública de valores en el Uruguay.

U.S. FEDERAL INCOME TAX SUMMARY

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of ARNs.

For purposes of this summary, a "U.S. holder" is a beneficial owner of ARNs that is:

- An individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;

- a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if (1) a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons (as defined for U.S. federal income tax purposes) have the authority to control all substantial decisions of the trust or (2) such trust was in existence on August 20, 1996 and such trust has a valid election in effect under the applicable Treasury regulations to be treated as a United States person.

For purposes of this summary, a "non-U.S. holder" is a beneficial owner of ARNs (other than an entity classified as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

An alien individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This summary addresses only holders that purchase ARNs at initial issuance, and own ARNs as capital assets (as defined in Section 1221 of the Code) and not as part of a "straddle," "hedge," "synthetic security," or a "conversion transaction" for U.S. federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; investors that hold their ARNs through a partnership or other entity treated as a partnership for U.S. federal income purposes; U.S. holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding ARNs in tax-deferred or tax-advantaged accounts; or "controlled foreign corporations" or "passive foreign investment companies" ("PFIC"), both as defined for U.S. federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder of ARNs. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of an ARN, the treatment of a partner in the partnership will generally depend upon the status of such partner and the activities of the partnership. In addition, this summary does not address any state, local or foreign tax consequences of the purchase, beneficial ownership or disposition of ARNs. Persons considering the purchase of ARNs should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of ARNs arising under the laws of any other taxing jurisdiction.

The applicable pricing supplement may contain a further discussion of the special U.S. federal income tax consequences applicable to certain ARNs. The summary of the U.S. federal income tax considerations contained in the applicable pricing supplement supersedes the following summary to the extent it is inconsistent therewith.

PROSPECTIVE PURCHASERS OF ARNS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, BENEFICIAL OWNERSHIP AND DISPOSITION OF ARNS.

General

There are no Treasury regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as ARNs. Accordingly, the proper U.S. federal income tax treatment of ARNs is uncertain. Under one approach, ARNs would be treated as pre-paid forward contracts or executory contracts with respect to the Market Measure. We intend to treat each ARN consistent with this approach, and pursuant to the terms of the ARNs, each holder agrees to such treatment for all U.S. federal income tax purposes. Except for the possible alternative treatments described below, the balance of this summary assumes that ARNs are so treated.

Tax Treatment of U.S. Holders

A U.S. holder's tax basis in an ARN generally will equal the U.S. holder's cost for the ARN. Upon receipt of the Redemption Amount or upon the sale, exchange, retirement or other disposition of an ARN, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or on the sale, exchange, retirement or other disposition and the U.S. holder's tax basis in the ARN. Any such capital gain or loss will be long-term capital gain or loss if the ARN was held for more than one year. Long-term capital gain of non-corporate taxpayers may be eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

Depending on the applicable Market Measure, it is possible that the IRS could assert that the ARNs should be treated as giving rise to "collectibles" gain or loss if you hold the ARNs for more than one year, although we do not think that such treatment would be appropriate because a sale or exchange of an ARN is not the sale or exchange of a collectible but is rather a sale or exchange of a pre-paid forward contract or executory contract that may reflect the value of a collectible. "Collectible" gain is currently subject to tax at marginal rates of up to 28%.

Although we intend to treat each ARN as a pre-paid forward contract or executory contract with respect to the Market Measure as described above, there are no Treasury regulations, published rulings or judicial decisions addressing the characterization of securities with terms that are substantially the same as ARNs, and therefore ARNs could be subject to some other characterization or treatment for U.S. federal income tax purposes. For example, ARNs could be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. In this case, in general, U.S. holders should be treated as described under "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as

Indebtedness for U.S. Federal Income Tax Purposes —Contingent Payment Debt Instruments" in the accompanying prospectus supplement.

In addition, certain proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain "notional principal contracts." The preamble to the proposed Treasury regulations states that the "wait and see" method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed Treasury regulations do not apply to forward contracts, the preamble to the proposed Treasury regulations indicates that similar timing issues exist in the case of pre-paid forward contracts. If the IRS or the U.S. Treasury Department publishes future guidance requiring current economic accrual for contingent payments on pre-paid forward contracts, it is possible that a U.S. holder could be required to accrue income over the term of ARNs.

Other alternative U.S. federal income tax characterizations or treatments of ARNs are possible, and if applied could also affect the timing and the character of the income, gain or loss with respect to ARNs.

Prospective investors in ARNs should consult their tax advisors as to the tax consequences to them of purchasing ARNs, including any alternative characterizations and treatments.

Tax Treatment of Non-U.S. Holders

In general, gain realized at maturity or on the sale, exchange, retirement or other disposition of ARNs by a non-U.S. holder will not be subject to U.S. federal income tax, unless:

- the gain with respect to the ARNs is effectively connected with a trade or business conducted by the non-U.S. holder in the United States, or

- the non-U.S. holder is a nonresident alien individual who holds ARNs as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale and certain other conditions are satisfied.

If the gain realized at maturity or on the sale, exchange, retirement or other disposition of ARNs by the non-U.S. holder is described in either of the two preceding bullet points, the non-U.S. holder may be subject to U.S. federal income tax with respect to the gain except to the extent that an income tax treaty reduces or eliminates the tax and the appropriate documentation is provided.

Other alternative U.S. federal income tax characterizations or treatments of ARNs are possible, and if applied could also affect the timing and the character of the income, gain or loss with respect to ARNs. Prospective non-U.S. investors in ARNs should consult their tax advisors as to the tax consequences to them of purchasing ARNs, including any alternative characterizations and treatments.

U.S. Federal Estate Tax

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individual's gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, an ARN is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in an ARN.

Notice 2008-2

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include ARNs) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that Treasury regulations or other guidance could provide that a U.S. holder of such an ARN is required to accrue income in respect of the ARN prior to the receipt of payments under the ARN or its earlier sale. Moreover, it is possible that any such Treasury regulations or other guidance could treat all income and gain of a U.S. holder in respect of an ARN as ordinary income (including gain on a sale), or provide that ARNs should be subject to the special constructive ownership rules of Section 1260 of the Code. Finally, it is possible that a non-U.S. holder of ARNs could be subject to U.S. withholding tax in respect of ARNs. It is unclear whether any Treasury regulations or other guidance would apply to ARNs (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of Treasury regulations or other guidance that affects the U.S. federal income tax treatment of ARNs.

Information Reporting and Backup Withholding

Distributions made on ARNs and proceeds from the sale of ARNs to or through certain brokers may be subject to a backup withholding on "reportable payments" unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on ARNs generally will be refunded by the IRS or allowed as a credit against the holder's U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim. Reports will be made to the IRS and to holders that are not excepted from the reporting requirements.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF THE TAX IMPLICATIONS OF AN INVESTMENT IN ARNs. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a "Plan"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the ARNs. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we, the agents, and certain of our respective subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of the Code) with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also "Plans"). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the ARNs are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest, unless the ARNs are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the ARNs. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm's-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the "Service Provider Exemption").

Because we may be considered a party in interest with respect to many Plans, the ARNs may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the ARNs will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the ARNs that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such ARNs on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the ARNs on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the ARNs, (y) none of HSBC, MLPF&S, or any other agent, nor any of their affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws ("similar laws"). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the ARNs have exclusive responsibility for ensuring that their purchase, holding, and disposition of the ARNs do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the ARNs on behalf of or with "plan assets" of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.